UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORBUS PHARMACEUTICALS HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21833P103

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 21833P103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam K. Stern
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,127,250
	6	SHARED VOTING POWER 1,300,000
	7	SOLE DISPOSITIVE POWER 1,127,250
	8	SHARED DISPOSITIVE POWER 1,300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,427,250**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%***
12	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

** This amount consists of: (i) 45,000 shares of the Company’s common stock, $.0001 par value per share (the “Common Stock”) held by Mr. Stern, (ii) 500 shares of Common Stock held by Mr. Stern’s spouse and children, (iii) 2,000 shares of Common Stock underlying long call options, (iv) 150,000 shares of Common Stock held by the AKS Family Foundation (“AKS”), (v) 1,150,000 shares of Common Stock held by A.K.S. Family Partners, L.P. (“AKSLP”) and (vi) warrants to purchase 1,079,750 shares of Common Stock held by Mr. Stern. Mr. Stern has voting and investment control of the securities held by AKS and AKSLP. Mr. Stern disclaims beneficial ownership of the securities held by AKS and AKSLP except as relates to his pecuniary interest in such securities.

*** Based on 44,437,673 shares of Common Stock outstanding as of November 7, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, plus an additional 3,887,815 shares of Common Stock issued by the Company as reported in a press release dated February 28, 2017.

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SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 21833P103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A.K.S. Family Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%**
12	TYPE OF REPORTING PERSON OO

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Based on 44,437,673 shares of Common Stock outstanding as of November 7, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, plus an additional 3,887,815 shares of Common Stock issued by the Company as reported in a press release dated February 28, 2017.

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SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 21833P103

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AKS Family Foundation
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%**
12	TYPE OF REPORTING PERSON CO

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Based on 44,437,673 shares of Common Stock outstanding as of November 7, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, plus an additional 3,887,815 shares of Common Stock issued by the Company as reported in a press release dated February 28, 2017.

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SCHEDULE 13G

(Amendment No. 1)

Item 1(a).	Name of Issuer:

Corbus Pharmaceuticals Holdings, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 River Ridge Drive, Norwood, Massachusetts 02062.

Item 2(a) and (b).	Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

Adam K. Stern

A.K.S Family Partners, L.P.

AKS Family Foundation

810 Seventh Avenue, 18th Floor

New York, NY 10019

Item 2(c).	Citizenship:

Adam Stern is a citizen of the United States.

A.K.S Family Partners, L.P. was organized under the laws of the State of

Nevada.

AKS Family Foundation was organized under the laws of the State of

Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

21833P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership:

(a)	Amount beneficially owned:

Adam Stern	-	2,427,250 shares.

This is composed of (i) 45,000 shares of the Company’s Common Stock held by Mr. Stern, (ii) 500 shares held by Mr. Stern’s spouse and children, (iii) 2,000 shares of Common Stock underlying long call options, (iv) 150,000 shares of Common Stock held by the AKS Family Foundation (“AKS”), (v) 1,150,000 shares of Common Stock held by A.K.S. Family Partners, L.P. (“AKSLP”) and (vi) warrants to purchase 1,079,750 shares of Common Stock held by Mr. Stern. Mr. Stern has voting and investment control of the securities held by AKS and AKSLP. Mr. Stern disclaims beneficial ownership of the securities held by AKS and AKSLP except as relates to his pecuniary interest in such securities.

A.K.S Family Partners, L.P. -	1,150,000 shares.

AKS Family Foundation -	150,000 shares.

(b)	Percent of class:

Adam Stern	-	4.9%
A.K.S Family Partners, L.P.	-	2.4%.
AKS Family Foundation	-	0.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Adam Stern	-	1,127,250 shares.
A.K.S Family Partners, L.P.	-	-0- shares.
AKS Family Foundation	-	-0- shares.

(ii)	Shared power to vote or to direct the vote:

Adam Stern	-	1,300,000 shares.
A.K.S Family Partners, L.P.	-	1,150,000 shares.
AKS Family Foundation	-	150,000 shares.

(iii)	Sole power to dispose or to direct the disposition of:

Adam Stern	-	1,127,250 shares.
A.K.S Family Partners, L.P.	-	-0- shares.
AKS Family Foundation	-	-0- shares.

(iv)	Shared power to dispose or to direct the disposition of:

Adam Stern	-	1,300,000 shares.
A.K.S Family Partners, L.P.	-	1,150,000 shares.
AKS Family Foundation	-	150,000 shares.

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Adam Stern beneficially owns directly 45,500 shares of Common Stock, including 500 shares of Common Stock held by Mr. Stern’s spouse and children, 2,000 shares of Common Stock underlying long call options and 1,079,750 shares of Common Stock underlying warrants. By virtue of Mr. Stern’s position as (i) General Partner of A.K.S. Family Partners, L.P. and (ii) President of AKS Family Foundation, Mr. Stern may be deemed to have the shared power to vote or direct the vote of the shares held by such entities and the shared power to dispose or direct the disposition of the shares held by such entities. Accordingly, Mr. Stern may be deemed to be the beneficial owner of the 1,300,000 shares described above constituting 2.7% of the outstanding Common Stock of the Company. Adam Stern disclaims beneficial ownership of the shares held by the AKS Family Foundation or A.K.S. Family Partners, L.P., except as relates to this pecuniary interest in such securities.

Item 5.	Ownership of Five Percent or Less of a Class: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below each of Adam Stern, A.K.S. Family Partners, L.P. and AKS Family Foundation certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2017

/s/ Adam K Stern
Adam K. Stern

A.K.S. FAMILY PARTNERS, L.P.

By:	/s/ Adam K Stern
Adam K. Stern, General Partner

AKS FAMILY FOUNDATION

By:	/s/ Adam k Stern
Adam K. Stern, President

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